UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 19, 2017

CenturyLink, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	1-7784	72-0651161
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 CenturyLink Drive Monroe, Louisiana	71203
(Address of principal executive offices)	(Zip Code)

(318) 388-9000

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

A. New Senior Secured Credit Facilities. In connection with the pending acquisition (the “Acquisition”) by CenturyLink, Inc. (the “Company”) of Level 3 Communications, Inc. (“Level 3”), on June 19, 2017, CenturyLink Escrow, LLC (the “Escrow Borrower”), a wholly-owned subsidiary of the Company, entered into a credit agreement (the “Credit Agreement”) with, among others, Bank of America, N.A., as administrative agent and collateral agent, providing for $9.945 billion in senior secured credit facilities (the “New Senior Secured Credit Facilities”), consisting of a $2.0 billion revolving credit facility (the “New Revolving Credit Facility”) and $7.945 billion of term loan facilities (the “New Term Loan Facilities”). The New Term Loan Facilities consist of a $1.575 billion Term Loan A tranche, a $0.370 billion Term Loan A-1 tranche and a $6.0 billion Term Loan B tranche.

The Company intends to use the proceeds of borrowings under the New Senior Secured Credit Facilities, together with other available funds, to finance the cash portion of the consideration payable in connection with the Acquisition, to refinance existing indebtedness (as discussed further in Section B below), and for other general corporate purposes. The New Revolving Credit Facility and borrowings under the Term Loan A and A-1 facilities will mature five years after the closing of the Acquisition. Borrowings under the Term Loan B facility will mature on January 31, 2025.

The proceeds of the borrowings under the Term Loan B facility, net of an original issue discount of 0.5%, have been deposited in an escrow account and will be held in escrow prior to the closing of the Acquisition. Once all applicable conditions with respect to the Acquisition and the Credit Agreement have been met, the Company (i) will assume the Escrow Borrower’s rights and obligations as the borrower under the New Senior Secured Credit Facilities, (ii) will borrow funds under the Term Loan A and A-1 facilities and (iii) will have the ability to borrow funds under the New Revolving Credit Facility, in each case on the terms and conditions specified in the Credit Agreement.

Loans under the Term Loan A and A-1 facilities and the New Revolving Credit Facility will bear interest at a rate equal to, at the Company’s option, the London Interbank Offered Rate (“LIBOR”) or the alternative base rate (each as defined in the Credit Agreement) plus an applicable margin between 2.25% to 3.00% per annum for LIBOR loans and 1.25% to 2.00% per annum for alternative base rate loans, depending on the Company’s then current total leverage ratio. Prior to consummation of the Acquisition, borrowings under the Term Loan B facility will bear interest at 1.375% per annum through July 18, 2017 and 2.75% per annum thereafter. Upon consummation of the Acquisition, borrowings under the Term Loan B facility will bear interest at LIBOR plus 2.75% per annum. After the closing of the Acquisition, loans under the Term Loan A and A-1 facilities will require equal quarterly amortization payments of 1.25% of the original principal amount thereof, and borrowings under the Term Loan B facility will require equal quarterly amortization payments of 0.25% of the original principal amount thereof per annum, in each case with all remaining principal due at maturity. The New Term Loan Facilities also require mandatory prepayments in connection with certain asset sales and debt issuances and out of excess cash flow, among other things, and subject in each case to certain significant exceptions. The Company will be permitted to make voluntary prepayments of the loans under the Senior Secured Credit Facilities without premium or penalty, subject to certain exceptions, including with respect to certain specified prepayments of Term Loan B debt prior to the first anniversary of the closing of the Acquisition.

Upon consummation of the Acquisition, all of the Company’s obligations under the New Senior Secured Credit Facilities are expected to be guaranteed by certain of the Company’s subsidiaries. The guarantees by certain of those guarantors are expected to be secured by a first priority security interest in substantially all assets directly owned by them, subject to certain exceptions and limitations.

As discussed further in Section B below, the New Revolving Credit Facility is designed to replace the Company’s current revolving credit facility. A portion of the New Revolving Credit Facility in an amount not to exceed $100 million will be available for swingline loans and a portion in an amount not to exceed $400 million will be available for the issuance of letters of credit. Upon consummation of the Acquisition, the Company will be obligated to pay certain specified commitment and letter of credit fees under the New Revolving Credit Facility.

With respect to the Term Loan A and A-1 facilities and the New Revolving Credit Facility, the Credit Agreement requires the Company to maintain (i) a maximum total leverage ratio of not more than 5.00 to 1.00 between the closing date of the Acquisition and the second anniversary thereof and 4.75 to 1.00 thereafter and (ii) a minimum consolidated interest coverage ratio of at least 2.00 to 1.00, with such ratios being determined and calculated in the manner described in the Credit Agreement.

The New Senior Secured Credit Facilities contain various representations and warranties, and affirmative and negative covenants that apply, in certain circumstances, before and after the closing of the Acquisition. Such covenants include, among other things and subject to certain significant exceptions, restrictions on the Company’s ability to declare or pay dividends, repurchase stock, repay certain other indebtedness, create liens, incur additional indebtedness, make investments, engage in transactions with its affiliates, dispose of assets and merge or consolidate with any other person. The Credit Agreement also includes various events of default, including, among others, breaches of representations, warranties and covenants in the Credit Agreement and defaults of obligations under certain other debt. The occurrence of any of those events of default would permit the lenders to, among other things, declare the principal, accrued interest and other obligations of the Company to be immediately due and payable.

The Company will be permitted under the Credit Agreement to request certain incremental term loan borrowings, subject to the satisfaction of various conditions and to certain quantitative and other limitations.

The Company continues to expect to close the Acquisition by the end of the third quarter of 2017, subject to various closing conditions. The obligations of the lenders to extend credit under the Term Loan A and A-1 facilities and the New Revolving Credit Facility are subject to the completion of the Acquisition and various other conditions.

The Company is obligated to pay customary fees to the lenders and agents under the Credit Agreement with respect to arranging and maintaining the New Senior Secured Credit Facilities. Certain of the lenders and the agents (or their respective subsidiaries or affiliates)

under the Credit Agreement have in the past provided, and may in the future provide, investment banking, underwriting, lending, commercial banking, trust or other advisory services to the Company or its subsidiaries. These parties have received, and may in the future receive, customary compensation from the Company or its subsidiaries for such services.

The foregoing description of the New Senior Secured Credit Facilities is not intended to be complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

B. Refinancing and Termination of Current Debt Facilities. Upon the closing of the Acquisition and the Company’s receipt of funding under the New Term Loan Facilities, the Credit Agreement contemplates the refinancing of certain outstanding consolidated indebtedness of the Company, including the repayment and termination of the credit agreement dated April 6, 2012, as amended, among the Company, the lenders named therein and Wells Fargo Bank, National Association, as administrative agent, and the credit agreement dated as of April 18, 2012, as amended, between the Company and CoBank, ACB, as administrative agent and lender thereunder.

C. Other Information. In reviewing the Credit Agreement included as an exhibit to this report, please note that it is included to provide you with information regarding the terms of the New Senior Secured Credit Facilities and is not intended to provide any other factual or disclosure information about the Company or the other parties thereto. The Credit Agreement contains representations and warranties by one or more of the parties thereto. These representations and warranties have been made solely for the benefit of the other parties to the Credit Agreement and:

•	should not in any instance be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified by disclosures that were made to the other parties in connection with the negotiation of the agreement, which disclosures are not necessarily reflected in the agreement filed herewith;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the agreement or such other date or dates as may be specified therein and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

Subject to limited expectations, all of Level 3’s current indebtedness is expected to remain outstanding immediately following the closing of the Acquisition. For additional information on the Acquisition, the Company and its anticipated financial position following the Acquisition, see the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”), including those referred to below.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Section A of Item 1.01 above is incorporated by reference into this Item 2.03.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this report, including statements regarding the expected timing, terms and benefits of the proposed transactions referenced above and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the Level 3 combination from regulatory agencies free of conditions materially adverse to the parties; the risk that the conditions to obtaining the proceeds of the Term Loan A and A-1 facilities and New Revolving Credit Facility discussed above and releasing from escrow the proceeds of the Term Loan B facility are not met timely or at all; uncertainties as to the timing of the combination or its financing; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the SEC. Due to these risks and uncertainties, there can be no assurance that the proposed combination, the financing arrangements described above or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Item 9.01. Financial Statements and Exhibits.

(d) The exhibit to this current report on Form 8-K is listed in the Exhibit Index, which appears at the end of, and is incorporated by reference into, this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CenturyLink, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned officer hereunto duly authorized.

CenturyLink, Inc.

By:	/s/ Stacey W. Goff
Stacey W. Goff Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Dated: June 20, 2017

Exhibit Index

Exhibit No.	Description
10.1	Credit Agreement, dated as of June 19, 2017, among CenturyLink Escrow, LLC, Bank of America, N.A., as administrative agent and collateral agent, and the other lenders, agents, arrangers and bookrunners named therein.